                       SECTIONS OF THE ISRAELI PROSPECTUS

                                TABLE OF CONTENTS


Forward-Looking Statements.....................................................2
Summary Information Regarding the Company......................................3
Summary Consolidated Financial Data............................................5
Risk Factors...................................................................7
Use of Proceeds...............................................................16
Delivery of Notice to Exercise AlbaHealth Option..............................16
Additional Information Regarding Financing Facilities.........................18
Related Party Transactions....................................................19
Additional Information .......................................................22
Legal Proceedings   ..........................................................24
Exemption, Insurance and Indemnification of Directors and Officers............24
Recent Sales of Unregistered Securities.......................................27
Directors.....................................................................27

        FORWARD LOOKING STATEMENTS

        Our disclosure in this prospectus (including documents incorporated by reference herein) contains "forward-looking statements." Forward-looking statements are our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historic or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. These include statements, among others, relating to our planned future actions, our prospective products or product approvals, our beliefs with respect to the sufficiency of our cash and cash equivalents, plans with respect to funding operations, projected expense levels and the outcome of contingencies, such as future financial results.

        Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially. The uncertainties that may cause differences include, but are not limited to:

        o our customers' continued purchase of our products in the same volumes or on the same terms;

        o       the cyclical nature of the clothing retail industry;

        o the potential adverse effect on our future operating efficiency resulting from our new product lines with more complicated products and different raw materials;

        o the purchase of new equipment that may be necessary as a result of our expansion into new product lines;

        o       fluctuations in inflation and currency rates;

        o our failure to generate sufficient cash from our operations to pay our debt;

        o the limitations and restrictions imposed by our substantial debt obligations;

        o the competitive nature of the markets in which we operate, including the ability of our competitors to enter into and compete in the seamless market in which we operate;

        o       the fluctuating costs of raw materials; and

        o the potential adverse effect on our business resulting from increased custom duties and import quotas (E.G., China, where we manufacture for our swimwear division).

        as well as the risks discussed in Section 1.9 below (Risk Factors) and in "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on April 21, 2005 (the "2004 20-F") incorporated by reference into this Prospectus. In addition, you should note that our past financial and operational performance is not necessarily indicative of future financial and operational performance.

        We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

        SUMMARY INFORMATION REGARDING THE COMPANY

        You should read the following summary together with the more detailed information regarding us and the Ordinary Shares being sold in this offering, including the risks discussed under the heading "Risk Factors," contained in this prospectus. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that is incorporated by reference in this prospectus, including our 2004 20-F and our Form 6-K's regarding our 2005 financial results through September 30, 2005, all incorporated by reference into this Prospectus.

        Tefron Ltd. was incorporated under the laws of the State of Israel on March 10, 1977. We are subject to the provisions of the Israeli Companies Law, 5759-1999. The mailing address of our principal executive offices is Industrial Center Teradyon, P.O. Box 1365, Misgav, 20179, Israel, and our telephone number is 972-4-990-0881.

        We manufacture intimate apparel, active-wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, Mervyn's, Puma, Patagonia, Adidas, Reebok and other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear, active-wear and accessories. Our Healthcare Division manufactures and sells a range of textile healthcare products. These products include: slip resistant footwear; anti-embolism stockings and compression therapy systems, an intermittent pneumatic compression device; sterile wound dressings; and XX-Span(R) dressing retainers, an extensible net tubing designed to hold dressings in place without the use of adhesive tape.

        We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process involves the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability. Our fabric engineering, product design and the comfort of our products provide us with an opportunity to expand our sales of active-wear products.

        We believe that our collaboration with our customers in the design and development of our products strengthens our relationships with our customers and improves the quality of our products. We began our relationship with Victoria's Secret in 1991, with Banana Republic and The Gap in 1993, with Warnaco/Calvin Klein in 1994 and with Nike in 2000. In 2000, we also began our relationship with Target, which was an existing customer of Alba Waldensian, Inc., which name was changed to Tefron USA, Inc. ("Alba"). These customers accounted for approximately 69.7% and 70.8% of our total sales in 2004 and in the first nine months of 2005, respectively.

        Below is a summary of significant events in our development:

        1990            First bodysize cotton panty with applicated elastics.

        1997 Formation of "Hi-Tex Founded by Tefron Ltd." ("Hi-Tex") and production of first seamless panty. Initial public offering of our shares on the NYSE.

        1998 Acquisition of a dyeing and finishing facility to achieve greater vertical integration of our business.

        1999 Acquisition of Alba, a manufacturer of seamless apparel and healthcare products. The main purpose of the acquisition of Alba was to acquire additional production capacity, a presence in the United States, direct store distribution capacity, a broader customer base and incremental revenues.

        2001 Initial significant shifting of sewing production to Jordan.

        2001 Launch of a turn around program, including significant cost reduction, downsizing and consolidation of operations.

        2002 Reorganization of Alba, including a spin off of the Health Product Division and the formation of the AlbaHealth LLC ("AlbaHealth") joint venture with a strategic investor, and the initial consolidation of the seamless production activity in Hi-Tex in Israel, was completed in the second quarter of 2003.

        2003 Acquisition of all of the outstanding ordinary shares of Macro Clothing Ltd., an entity that manufactures, markets and sells swimsuits and beachwear. Implementation of strategic steps to expand our product line, including active-wear products, to diversify our product line and client base.

        MARCH-APRIL     Closing of equity investments with two groups of
        2004            investors in the aggregate amount of $20 million.

        OCTOBER 2004    Launch of a new business division, Sports Innovation
                        Division ("SID"), which is devoted to our growing U.S.
                        customer base in the sport active wear market.

        SEPTEMBER       Registration of our shares for trade on the Tel Aviv
        2005            Stock Exchange (in addition to the listing on NYSE).

        DECEMBER        Our delivery of a notice to exercise our option to
        2005            require AlbaHealth to purchase our ownership interest in
                        AlbaHealth. See section 1.12 below, "Delivery of Notice to Exercise AlbaHealth Option."

        We enjoy several strategic advantages by reason of our location in Israel and Jordan. Israel is one of the few countries in the world that has free trade agreements with the United States, Canada, the European Union, or EU, and the European Free Trade Association, or EFTA. These agreements permit us to sell our products in the United States, Canada and the member countries of the EU and the EFTA free of customs duties and import quotas. Due to our locations in Jordan and due to the Qualified Industrial Zone ("QIZ") Agreement between the United States, Jordan and Israel, we benefit from exemptions from United States customs duties and import quotas on textiles manufactured in several areas in the Jordan QIZ. We also currently benefit from substantial investment grants and tax incentives provided by the Government of Israel and from the availability in Israel of skilled engineers.

        SUMMARY CONSOLIDATED FINANCIAL DATA

        The following summary consolidated statement of income data for the years ended and as at December 31, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004, have been derived from our audited financial statements set forth in our 2004 20-F. These financial statements have been prepared in accordance with US GAAP and audited by Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global. The summary consolidated statement of income data for the years ended and as at December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002, have been derived from our audited financial statements not included in our 2004 20-F and have also been prepared in accordance with US GAAP. You should read this summary financial data together with our consolidated financial statements and the notes to those statements, together with "Item 5. Operating and Financial Review and Prospects" included in our 2004 20-F.

                                                    YEAR ENDED DECEMBER 31,                    NINE MONTHS ENDED
                                                                                                 SEPTEMBER 30,
                                      2000       2001       2002       2003       2004         2004         2005
                                    --------   --------   --------   --------   --------     --------    --------
                                                                                                  (unaudited)
                                             (in thousands, except per share data)
STATEMENT OF INCOME DATA:
Sales ........................      $223,602   $188,949   $190,305   $163,086   $182,819     $138,165    $150,496
Cost of sales ................      199, 186    169,173    151,385    139,422    159,937      118,694     123,982
Restructuring costs ..........            --         --      1,550         --         --           --          --
                                    --------   --------   --------   --------   --------
Gross profit .................        24,416    19, 776    37, 370     23,664     22,882       19,471      26,514
Selling, general and
   administrative expenses....        20,574     20,140     18,358     20,323     22,387       16,940      14,915
Restructuring costs...........            --         --      3,793         --         --           --          --
                                    --------   --------   --------   --------   --------     --------    --------
Operating income (loss).......         3,842       (364)    15,219      3,341        495        2,531      11,599
Financing expenses, net.......        10,292      9,396      5,457      5,628      5,212        3,040       2,998
Other expenses (income),
   net........................            --        843      2,293       (228)        --          (61)       (399)
                                    --------   --------   --------   --------   --------
Income (loss) before taxes
   on income..................        (6,450)   (10,603)     7,469     (2,059)    (4,717)        (448)      9,000
Taxes on income (tax
   benefit)... ...............        (2,142)      (837)     4,979       (424)       203          711       2,499
                                    --------   --------   --------   --------   --------     --------    --------
Income (loss) after income
   Taxes .....................        (4,308)    (9,766)     2,490     (1,635)    (4,920)      (1,159)      6,501
Equity in losses of an
   affiliate company..........            --       (240)    (1,172)      (183)        --           --          --
Minority interest in
   earnings of a subsidiary...            --         --       (822)    (2,550)    (1,945)       1,569         989
Pre-acquisition loss of
   subsidiary since April 1,
   2003 ......................            --         --         --        (85)        --           --          --
                                    --------   --------   --------   --------   --------     --------    --------

                                                    YEAR ENDED DECEMBER 31,                    NINE MONTHS ENDED
                                                                                                 SEPTEMBER 30,
                                      2000       2001       2002       2003       2004         2004         2005
                                    --------   --------   --------   --------   --------     --------    --------
                                                                                                  (unaudited)
                                             (in thousands, except per share data)
Income (loss) before
   cumulative effect of
   change in accounting
   principles.................        (4,308)   (10,006)       496     (4,453)    (6,865)      (2,728)      5,512
Cumulative effect of change
   in accounting principle ...            --         --    (17,994)        --         --           --          --
                                    --------   --------   --------   --------   --------
Net loss .....................        (4,308)   (10,006)   (17,498)    (4,453)    (6,865)      (2,728)      5,512
Basic net earnings (loss)
   per share
Earnings (loss) per share
   before cumulative effect
   of change in accounting
   principles ................         (0.35)     (0.81)      0.04      (0.36)     (0.44)       (0.18)       0.31
                                    ========   ========   ========   ========   ========     ========    ========
Loss per share from cumulative
   effect of change in
   accounting principle ......            --         --      (1.45)        --         --           --          --
                                    ========   ========   ========   ========   ========     ========    ========
Earnings (loss) per share
   basic......................         (0.35)     (0.81)     (1.41)     (0.36)     (0.44)       (0.18)       0.31
                                    ========   ========   ========   ========   ========     ========    ========
Earnings (loss) per share
   diluted ...................         (0.35)     (0.81)     (1.41)     (0.36)     (0.44)       (0.18)       0.30
                                    ========   ========   ========   ========   ========     ========    ========
Weighted average number of
   shares used for computing
   basic earnings (loss) per
   share......................        12,412     12,412     12,410     12,412     15,604       15,118      17,626
                                    ========   ========   ========   ========   ========     ========    ========
Weighted average number of
   shares used for computing
   diluted earnings (loss) per
   share .....................        12,412     12,412     12,410     12,412     15,604       15,118      18,395
                                    ========   ========   ========   ========   ========     ========    ========
Dividends declared per share..           --          --         --         --         --           --          --
                                    ========   ========   ========   ========   ========     ========    ========


                                                       AT DECEMBER 31,                          NINE MONTHS ENDED
                                    ----------------------------------------------------          SEPTEMBER 30,
                                      2000       2001       2002       2003       2004         2004          2005
                                    --------   --------   --------   --------   --------     --------    --------
                                                                                                  (unaudited)
                                                       (in thousands)
Cash and cash equivalents.......    $  4,419   $  5,078   $  6,742   $  5,747   $  3,558     $  5,249    $  7,847

Working capital (deficit) ......    $ 14,404   $ (6,958)  $ (6,167)  $(14,524)  $ (8,441)    $(11,684)   $  3,101

Total assets....................    $258,571   $229,065   $197,743   $201,591   $191,531     $194,502    $188,635

Total debt(1) ..................    $143,918   $131,609   $ 98,890   $ 99,124   $ 78,507     $ 78,799    $ 69,411

Shareholders' equity............    $ 67,697   $ 58,588   $ 41,108   $ 36,655   $ 46,744     $ 50,529    $ 56,198

----------------------
        (1) Total debt consists of total bank debt, other loans received and capital lease obligations.

        RISK FACTORS

        You should carefully consider all of the information contained in and incorporated by reference into this prospectus and, in particular, the following risk factors when deciding whether to invest in the Ordinary Shares. The risks and uncertainties described in the risk factors below are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations and our liquidity.

        WE DEPEND ON A SMALL NUMBER OF PRINCIPAL CUSTOMERS WHO HAVE IN THE PAST BOUGHT OUR PRODUCTS IN LARGE VOLUMES. WE CANNOT ASSURE THAT THESE CUSTOMERS OR ANY OTHER CUSTOMER WILL CONTINUE TO BUY OUR PRODUCTS IN THE SAME VOLUMES OR ON THE SAME TERMS.

        Our sales to Victoria's Secret accounted for approximately 49.8% of our total sales in 2002, 38.2% of our total sales in 2003, 38.5% of our total sales in 2004 and 33.7% of our total sales in the first nine months of 2005. Our sales to Nike accounted for approximately 2.7% of our total sales in 2002, 3.2% of our total sales in 2003, 6.8% of our total sales in 2004 and 23.0% of our total sales in the first nine-months of 2005. Our sales to Target, Banana Republic and The Gap, Calvin Klein and Cardinal Healthcare accounted in the aggregate for approximately 26.3% of our total sales in 2002, 31.4% of our total sales in 2003, 33.7% of our total sales in 2004 and 22.5% of our total sales in the first nine months of 2005. We do not have long-term purchase contracts with our customers, and our sales arrangements with our customers do not have minimum purchase requirements. We cannot assure that Victoria's Secret, Nike, Target, Banana Republic and The Gap, Calvin Klein and Cardinal Healthcare or any other customer will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. In addition, we cannot assure that we will be able to attract new customers.

        Cardinal Healthcare is a customer of our subsidiary, AlbaHealth. We have delivered a notice to exercise our option to require AlbaHealth to purchase our ownership interest in AlbaHealth. Upon the completion of this transaction, Cardinal Healthcare shall no longer be deemed a customer of ours. See section
1.12 below, "Delivery of Notice to Exercise AlbaHealth Option."

        A material decrease in the quantity of sales made to our principal customers, a material adverse change in the terms of such sales or a material adverse change in the financial conditions of our principal customers could significantly reduce our sales.

        OUR PRINCIPAL CUSTOMERS ARE IN THE CLOTHING RETAIL INDUSTRY, WHICH IS SUBJECT TO SUBSTANTIAL CYCLICAL VARIATIONS. OUR REVENUES WILL DECLINE SIGNIFICANTLY IF OUR PRINCIPAL CUSTOMERS DO NOT CONTINUE TO BUY OUR PRODUCTS IN LARGE VOLUMES DUE TO AN ECONOMIC DOWNTURN.

        Our customers are in the clothing retail industry, which is subject to substantial cyclical variations and is affected strongly by any downturn in the general economy. A downturn in the general economy, a change in consumer purchasing habits or any other events or uncertainties that discourage consumers from spending, could have a significant effect on our customers' sales and profitability. Such downturns, changes, events or uncertainties could result in our customers having larger inventories of our products than expected. These events could result in decreased purchase orders from us in the future, which would significantly reduce our sales and profitability. For example, the difficult global economic environment and the continuing soft retail market conditions in the world and specifically in the U.S. both before and especially after the events of September 11, 2001 were reflected in disappointing clothing retail sales in the year 2001 compared to the same period in the year 2000, and consequently decreased our order backlog and production levels. A prolonged economic downturn could harm our financial condition.

        OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE COMPLICATED PRODUCTS AND DIFFERENT RAW MATERIALS REDUCED OUR OPERATING EFFICIENCY DURING 2003 AND 2004, AND WE MAY ALSO FACE OPERATING EFFICIENCY DIFFICULTIES IN THE FUTURE.

        During 2003, 2004 and the first nine months of 2005, we invested significant efforts to develop and expand new product lines, including active-wear products and swimwear, to diversify our product line and our client base. The manufacturing of new, more complicated products with different raw materials reduced our operating efficiency in 2003 and 2004. Although our operating efficiency was not reduced in the first nine months of 2005, our continued significant efforts to develop and expand new product lines may result in additional reductions in operating efficiency. Although we believe that our efficiency is improving as we continue to manufacture our new product lines, we cannot assure that we will be able to avoid any efficiency problems in the future.

        OUR EXPANSION INTO NEW PRODUCT LINES, IN PARTICULAR ACTIVE-WEAR BUSINESS PRODUCTS, INVOLVES THE MANUFACTURE OF NEW PRODUCTS, WHICH HAS AND MAY REQUIRE US TO PURCHASE ADDITIONAL MACHINERY ADAPTED TO MANUFACTURE SUCH PRODUCTS. THE ADDITIONAL CAPITAL EXPENDITURES INCURRED IN CONNECTION WITH THESE PURCHASES MAY REDUCE OUR FUTURE CASH FLOW.

        During 2003, 2004 and the first nine months of 2005 we invested significant efforts to develop and expand our new product lines, in particular active-wear products, to diversify our product line and our client base. Active-wear products that we manufacture are made in bigger sizes than intimate apparel, both because our active-wear products are intended for both men and women, and because our active-wear products involve the manufacture of more tops, we have purchased and may need to purchase additional knitting machines and other equipment adapted to manufacture our new product lines. In addition, the manufacture of active-wear products at times requires equipment with new technologies. The additional capital expenditures that may be incurred in connection with these purchases may reduce our future cash flow.

        OUR BUSINESS MAY BE IMPACTED BY INFLATION AND NIS EXCHANGE RATE FLUCTUATIONS.

        Exchange rate fluctuations between the United States dollar and the NIS and inflation in Israel may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities-related expenses, are incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. In addition, we are exposed to the risk of appreciation of the NIS vis-a-vis the U.S. dollar. This appreciation would cause an increase in our NIS expenses as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in NIS will remain unchanged. In addition, exchange rate fluctuations in currency exchange rates in countries other than Israel where we operate and do business may also negatively affect our earnings.

        WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO PAY OUR DEBT. IF WE FAIL TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS, WE MAY NEED TO RENEGOTIATE OR REFINANCE OUR DEBT, OBTAIN ADDITIONAL FINANCING OR POSTPONE CAPITAL EXPENDITURES

        We depend mainly on our cash generated by operating activities to make payments on our debts. The cash generated by operating activities was approximately $6.9 million and $16.8 million in 2004 and in the first nine months of 2005, respectively. We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt. We have repayment obligations on our long-term debt of approximately $1.5 million due in the fourth quarter of 2005, $7.6 million in 2006 and $11.4 million in 2007 and the balance of $29.7 million from 2008 until 2012. These amounts do not include any repayment obligations under our short-term bank credit and revolving credit facility in the amount of approximately $19.2 million as of

September 30, 2005. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors. Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers' demand for our products, and pressure from existing and new competitors.

        If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt obligations, we may need to renegotiate the terms of our debt, refinance our debt, obtain additional financing, delay planned capital expenditures or sell assets. Our ability to renegotiate the terms of our debt, refinance our debt or obtain additional financing will depend on, among other things:

        o       our financial condition at the time;

        o       restrictions in agreements governing our debt; and

        o       other factors, including market conditions.

        If our lenders decline to renegotiate the terms of our debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt.

        OUR DEBT OBLIGATIONS MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE DISADVANTAGE.

        We have a considerable amount of bank debt mainly as a result of our acquisition of Alba in December 1999 and the investments made in our Hi-Tex Division. As of September 30, 2005, we had approximately $50.2 million of long term loans outstanding (including current maturities of $6.9 million) and approximately $19.2 million in short-term bank credit. Our substantial debt obligations could have important consequences. For example, they could:

        o require us to use a substantial portion of our operating cash flow to repay the principal and interest on our loans, which would reduce funds available to grow and expand our business, invest in machinery and equipment and for other purposes;

        o place us at a competitive disadvantage compared to our competitors that have less debt;

        o make us more vulnerable to economic and industry downturns and reduce our flexibility in responding to changing business and economic conditions;

        o       limit our ability to pursue business opportunities; and

        o limit our ability to borrow money for operations or capital in the future.

        Because a significant portion of our loans bear interest at floating rates, an increase in interest rates could reduce our profitability. A ten percent interest rate change on our floating interest rate long-term loans outstanding at September 30, 2005, would have an annual impact of approximately $0.3 million on our interest cost.

        DUE TO RESTRICTIONS IN OUR LOAN AGREEMENTS, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS AS WE DESIRE.

        Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan agreements also contain various covenants which require that we maintain certain financial ratios related to shareholder's equity and operating results that are customary for companies comparable in size. These limitations and covenants may force us to pursue less than optimal business strategies or forgo business arrangements which could have been financially advantageous to us or our shareholders.

        Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements. For instance, during 2004, our subsidiary, AlbaHealth, failed to comply with certain financial covenants contained in its credit facility with GE Capital, including a minimum EBITDA requirement. However, GE Capital agreed to waive certain financial covenant defaults that occurred during 2004 and to amend certain of the financial covenant provisions of the AlbaHealth credit facility. During the second quarter of 2005, AlbaHealth again failed to comply with a certain financial covenant in the credit facility. On October 10, 2005, AlbaHealth signed an amendment to its credit facility, under which the covenant defaults were waived and the Company was provided with more favorable credit facility terms. See section 1.13 "Additional Information Regarding Financing Facilities" for a description of the revised terms of the AlbaHealth credit facility. We have delivered a notice to exercise our option to require AlbaHealth to purchase our ownership interest in AlbaHealth. See section 1.12 below, "Delivery of Notice to Exercise AlbaHealth Option."

        If a default occurs and we are unable to renegotiate the terms of the debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt.

        OUR ANNUAL AND QUARTERLY OPERATING RESULTS MAY VARY WHICH MAY CAUSE THE MARKET PRICE OF OUR ORDINARY SHARES TO DECLINE.

        We may experience significant fluctuations in our annual and quarterly operating results which may be caused by, among other factors:

        o       the timing, size and composition of orders from customers;

        o       varying levels of market acceptance of our products;

        o the timing of new product introductions by us, our customers or their competitors;

        o economic conditions in the geographical areas in which we operate or sell products; and

        o       operating efficiencies.

        When we establish a relationship with a new customer, initial sales to such customer are often in larger quantities of goods (to build its initial inventory) than may be required to replenish such inventory from time to time afterwards. As a result, after a customer builds its initial inventory, our sales to such customer may decrease. We cannot assure that our sales to any of our customers will continue at the current rate.

        Our operations are affected by our principal customers' businesses, which businesses are subject to substantial cyclical variations. If demand for our products is significantly reduced, our profits will be reduced, and we may experience slower production, lower plant and equipment utilization and lower fixed operating cost absorption.

        Additionally, if, in any year, there is a significant number of Christian, Druse, Jewish or Muslim holidays in a particular quarter, we will have fewer days of operation which will result in lower levels of production and sales during such quarter. In certain years, a significant number of such holidays have occurred during the second quarter, but the dates of many of those holidays are based on the lunar calendar and vary from year to year.

        OUR MARKETS ARE HIGHLY COMPETITIVE AND SOME OF OUR COMPETITORS HAVE NUMEROUS ADVANTAGES OVER US; WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

        We compete directly with a number of manufacturers of intimate apparel, swimwear and active-wear, many of which have a lower cost-base than Tefron, longer operating histories, larger customer bases; greater geographical proximity to customers and significantly greater financial and marketing resources than we do. Increased competition, direct or indirect, could reduce our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure that we will be able to compete successfully against existing or new competitors, as the market for our products evolves and the level of competition increases. Moreover, our competitors, especially those from the Far East, have established relationships with our customers, which has caused an erosion of prices of some of the products of our Cut & Sew Division; current or future relationships between our existing and prospective competitors, especially from the Far East, with existing or potential customers, could materially affect our ability to compete. In addition, we cannot assure that our customers will not seek to manufacture our products through alternative sources and thereby eliminate the need to purchase our products.

        Our customers operate in an intensely competitive retail environment. In the event that any of our customers' sales decline for any reason, whether or not related to us or to our products, our sales to such customers could be materially reduced.

        In addition, our competitors may be able to purchase seamless knitting machines and other equipment similar to, but less expensive than, the Santoni knitting machines we use to knit garments in our Hi-Tex manufacturing process. By reducing their production cost, our competitors may lower their selling prices. If we are forced to reduce our prices and we cannot reduce our production costs, it will cause a reduction in our profitability. Furthermore, if there is a weak retail market or a downturn in the general economy, competitors may be pressured to sell their inventory at substantially depressed prices. A surplus of intimate apparel at significantly reduced prices in the marketplace would significantly reduce our sales.

        WE ARE SUBJECT TO FLUCTUATING COSTS OF RAW MATERIALS.

        We use cotton yarn, lycra, spandex, various polymeric yarn and elastic as primary materials for manufacturing our products. Our financial performance depends, to a substantial extent, on the cost and availability of these raw materials. The capacity, supply and demand for such raw materials are subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing raw materials is subject to substantial increases and decreases over which we have no control except by seeking to time our purchases of cotton and polymeric yarns, which are our principal raw material, to take advantage of favorable market conditions. For example, in 2004 and 2005 the cost of synthetic fibers increased due to rising energy costs, and there may be a similar increase in 2006. We cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of raw materials. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the cost of raw materials cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in the cost of raw materials which may materially reduce our margin of profitability.

        IF OUR ORDINARY SHARES ARE DELISTED FROM THE NEW YORK STOCK EXCHANGE, THE LIQUIDITY AND PRICE OF OUR ORDINARY SHARES AND OUR ABILITY TO ISSUE ADDITIONAL SECURITIES MAY BE SIGNIFICANTLY REDUCED.

        In order to maintain the listing of our ordinary shares on The New York Stock Exchange, or NYSE, we are required to meet specified maintenance standards. In addition, the NYSE has amended its continued listing criteria to require, among other things, either a minimum stockholders' equity of $75 million or a minimum market capitalization of $75 million. As of November 15, 2005, our market capitalization was $135 million, and as of September 30, 2005, we had stockholders' equity of $56.2 million.

        In the event we fail to meet any current or revised listing criteria of the NYSE, our ordinary shares may be delisted from trading on NYSE. We cannot assure that we will meet all NYSE criteria in the future. Delisting of our ordinary shares would result in limited availability of market price information and limited news coverage. In addition, delisting could diminish investors' interest in our ordinary shares as well as significantly reduce the liquidity and price of our ordinary shares. Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

        On September 28, 2005, our shares began trading also on the Tel Aviv Stock Exchange, or TASE. Under the Israeli Securities Law of 1968, in the event that within 12 months after we were initially listed for trading on TASE, we are delisted from trading on NYSE, then within two months of such delisting, we will also be delisted from trading on TASE. If, however, prior to the expiration of such two months period we register our shares for trading on TASE by publishing a prospectus, our shares will not be delisted for trading on TASE. In the event our shares are delisted from trading on TASE, as mentioned above, we will nonetheless be required to comply with the reporting rules under Chapter Six of the Israeli Securities Law of 1968.

        WE DEPEND ON OUR SUPPLIERS FOR MACHINERY AND THEIR MAINTENANCE. WE MAY EXPERIENCE DELAYS OR ADDITIONAL COSTS SATISFYING OUR PRODUCTION REQUIREMENTS DUE TO OUR RELIANCE ON THESE SUPPLIERS.

        We purchase machinery and equipment used in our Hi-Tex manufacturing process, from a sole supplier. If our supplier is not able to provide us with maintenance, additional machinery or equipment as needed, we might not be able to maintain or increase our production to meet any demand for our products.

        WE DEPEND ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING PROCESS, IN PARTICULAR THE DYEING AND FINISHING PROCESS; WE MAY EXPERIENCE DELAYS OR ADDITIONAL COSTS SATISFYING OUR PRODUCTION REQUIREMENTS AND WE MAY BE PREVENTED FROM MEETING OUR CUSTOMERS' ORDERS DUE TO OUR RELIANCE ON THESE SUBCONTRACTORS.

        We depend on subcontractors who render to us services that are an integral part of our manufacturing process, and in particular sewing services. If such subcontractors do not render the required services, we may experience delays or additional costs to satisfy our production requirements. We depend on a subcontractor who performs a major part of the dyeing and finishing of our Hi-Tex manufacturing process, which is an essential part of our manufacturing process. If that subcontractor breaches its commitments toward us or is not otherwise able to supply the required services, we would have difficulty meeting our customer orders until we find an alternative solution.

        WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

        Our success is substantially dependent upon the adaptations and configurations we make to the machinery and equipment that we purchase and upon the manufacturing technologies, methods and techniques that we have developed for our exclusive use. Only a part of the adaptations, configurations, technologies or techniques used in our manufacturing process is patented. Moreover, we purchase our machinery and equipment from third parties and we cannot assure that a competitor will not adapt, configure or otherwise utilize machinery or equipment in substantially the same manner as we do. In addition, our subcontractors have access to proprietary information, including regarding our manufacturing processes, and from time to time we also lend machinery and equipment to subcontractors, and there is a chance that subcontractors may breach their confidentiality undertakings toward us. Any replication of our manufacturing process by an existing or future competitor would significantly reduce our sales.

        WE FACE POTENTIAL COMPETITION BY OUR FORMER EMPLOYEES.

        Our trade secrets are well known to some of our employees. In the event one or more of our current or former employees exploit our trade secrets in violation of their non-competition and confidentiality obligations, we may be adversely affected in the competitive market and in our relationships with our customers and suppliers.

        WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY INVESTOR INFLUENCE.

        Our principal shareholders have a great deal of influence over the constitution of our Board of Directors and over matters submitted to a vote of the shareholders. As of November 15, 2005, Norfet, Limited Partnership had voting power over approximately 31.5% of the outstanding ordinary shares of Tefron. In addition, as of November 15, 2005 and based on available public information, Meir Shamir, one of our directors, owned approximately 40% in Mivtach-Shamir, which at such date was an approximately 35.5% holder in Norfet. As a result, the corporate actions of Tefron may be significantly influenced by Mr. Shamir. Furthermore, as of November 15, 2005, Ishay Davidi, the Chairman of our Board of Directors, served as CEO and a senior partner of FIMI Israel, Opportunity Fund, Limited Partnership, which at such date was an approximately 51.9% holder in Norfet. As a result, the corporate actions of Tefron may be significantly influenced by Mr. Davidi.

        As of November 15, 2005, Arie Wolfson, one of our directors, had direct voting power (through Arwol Holdings Ltd. an Israeli company wholly owned by Mr. Wolfson) over approximately 5.4% of the outstanding ordinary shares of Tefron, not including options to acquire 150,000 ordinary shares of Tefron that have already vested. Mr. Wolfson is also the Chairman and a significant shareholder of Macpell Industries Ltd., an Israeli company that owned approximately 20.6% of the outstanding ordinary shares of Tefron as of November 15, 2005. Mr. Wolfson and our former president, Mr. Sigi Rabinowicz, another Macpell shareholder, collectively own a controlling interest in Macpell and have entered into a shareholders' agreement regarding corporate actions of Macpell, including the process by which Macpell votes its ordinary shares of Tefron to elect our Directors. As a result, the corporate actions of Tefron may be influenced significantly by Mr. Wolfson.

        In connection with the acquisition of Tefron ordinary shares by Norfet, Limited Partnership from the Company and from Arwol Holdings Ltd., and from Macpell, each of Norfet, Arwol and Macpell agreed to vote all of the Tefron ordinary shares owned or controlled by each of them for the election to the Company's nine-member Board of Directors of: (i) two members plus one independent director and one external director nominated by Norfet, Limited Partnership, (ii) two members plus one independent director and one external director nominated by Arwol and Macpell, and (iii) the Company's chief executive officer.

        We are party to a consulting and management services agreement with Mr. Wolfson and a company controlled by him, as well as with Norfet pursuant to which the company controlled by Mr. Wolfson and Norfet have agreed to provide consultancy and management services to Tefron. We also lease various properties from affiliates of Macpell.

        Israeli companies law imposes procedures, including, for certain material transactions, a requirement of shareholder approval, as a precondition to entering into interested party transactions. These procedures may apply to transactions between Macpell and us and between Norfet and us. However, we cannot assure that we will be able to avoid the possible detrimental effects of any such conflicts of interest by complying with the procedures mandated by Israeli law.

        WE ARE AFFECTED BY CONDITIONS TO, AND POSSIBLE REDUCTION OF, GOVERNMENT PROGRAMS AND TAX BENEFITS

        We benefit from certain Israeli Government programs and tax benefits, particularly as a result of the "Approved Enterprise" status of substantially all of our existing production facilities in Israel. As a result of our "Approved Enterprise" status, we have been able to receive significant investment grants with respect to our capital expenditures. In addition, following our exhaustion of our net operating loss carry forwards, we have been able to benefit from a reduced tax rate of 25% on earnings derived from these investments for which the benefit period has not expired. To maintain eligibility for these programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting our operations in specified "Approved Enterprise" zones. If we fail to meet such conditions in the future, we could be required to refund tax benefits and grants already received, in whole or in part, with interest linked to the Consumer Price Index in Israel from the date of receipt. We have granted a security interest over all of our assets to secure our obligations to fulfill these conditions.

        The Government of Israel has reduced the available amount of investment grants from up to 38% of eligible capital expenditures in 1996 to up to 24% of eligible capital expenditures (for projects not exceeding investments of 140 million shekels that are submitted in any year) and up to 20% of eligible capital expenditures (for projects exceeding investments of 140 million shekels that are submitted in any year) since 1997. There can be no assurance that the Israeli Government will not further reduce the availability of investment grants. The termination or reduction of certain programs and tax benefits, particularly benefits available to us as a result of the "Approved Enterprise" status of some of our existing facilities in Israel, would increase the costs of acquiring machinery and equipment for our production facilities and increase our effective tax rate which, in the aggregate, could significantly reduce our profitability. In addition, income attributed to certain programs is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10%
- 25% for an additional period of five to eight years, based on the percentage of foreign investment in the Company. We cannot assure that we will obtain approval for additional Approved Enterprises, or that the provisions of the Law for the Encouragement of Capital Investments, 1959, as amended, will not change or that the 25% foreign investment percentage will be reached for any subsequent year.

        We also benefit from exemptions from customs duties and import quotas due to our locations in Israel and Jordan (Qualified Industrial Zone) and the free trade agreements Israel maintains with the United States, Canada, the European Union and the European Free Trade Association. If there is a change in such benefits or if other countries enter into similar agreements and obtain similar benefits or if any such agreements were terminated, our profitability may be reduced.

        WE FACE SEVERAL RISKS, INCLUDING POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH INTERNATIONAL BUSINESS.

        Approximately 92% and 91% of our sales in 2004 and in the first nine months of 2005, respectively, were made to customers in North America, and we intend to continue to expand our sales to customers in the United States and Europe. In addition, a substantial majority of our raw materials are purchased outside of Israel. Furthermore, a substantial majority of our sewing operation is performed in Jordan and products, equipment and machinery of ours are situated in Jordan for that purpose. Our international sales and purchases are affected by costs associated with shipping goods and risks inherent in doing business in international markets, including:

        o       changes in regulatory requirements;

        o       export restrictions, tariffs and other trade barriers;

        o quotas imposed by international agreements between the United States and certain foreign countries;

        o       currency fluctuations;

        o       longer payment cycles;

        o       difficulties in collecting accounts receivable;

        o political instability, hostility and seasonal reductions in business activities; and

        o       strikes and general economic problems.

        Any of these risks could have a material adverse effect on our ability to deliver or receive goods on a competitive and timely basis and on our results of operations. We cannot assure that we will not encounter significant difficulties in connection with the sale or procurement of goods in international markets in the future or that one or more of these factors will not significantly reduce our sales and profitability.

        In addition, we may enter into joint ventures with third parties or establish operations outside of Israel that will subject us to additional operating risks. These risks may include diversion of management time and resources and the loss of management control over such operations and may subject us to the laws of such jurisdiction.

        In addition to our production facilities in Israel, we currently have production facilities in Jordan, we have relationships with manufacturers in China and Cambodia and we are in the process of shifting additional sewing production out of Israel to take advantage of lower labor costs. Due to commercial disputes that arose between us and the other shareholder of our joint subsidiary that managed operations in Madagascar, we no longer have production activities in Madagascar. In the context of our commercial disputes, the other shareholder of our joint subsidiary is endeavoring to dissolve our joint subsidiary by court order and third party creditors have made claims in court on account of amounts due to them by our subsidiary. At this time, we do not know what will be the impact of these claims.Our ability to benefit from the lower labor costs will depend on the political, social and economic stability of these countries and in the Middle East and Africa in general. We cannot assure that the political, economic or social situation in these countries or in the Middle East and Africa in general will not have a material adverse effect on our operations, especially in light of the potential for hostilities in the Middle East. The success of the production facilities also will depend on the quality of the workmanship of laborers and our ability to maintain good relations with such laborers, in these countries. We cannot guarantee that our operations in China or Jordan will be cost-efficient or successful.

        OUR RESULTS OF OPERATIONS WOULD BE MATERIALLY AND ADVERSELY AFFECTED IN THE EVENT WE ARE UNABLE TO OPERATE OUR PRINCIPAL PRODUCTION FACILITIES IN SEGEV, ISRAEL.

        All of our manufacturing with respect to our Seamless Division, which includes the major portion of our manufacture of all of our active-wear products, is located in a complex of production facilities located in Segev, Israel. These facilities also contain a significant portion of our machinery and equipment, including Santoni machines and adaptations and configurations that we have made to the machinery and equipment, as well as infrastructure that we have built tailored to our needs. We have no effective back up for these operations and, in the event that we are unable to use the production facilities located in Segev, Israel as a result of damage or for any other reason, our ability to manufacture a major portion our products and our relationships with customers could be significantly impaired and this would materially and adversely affect our results of operation.

        AN INCREASE IN THE MINIMUM WAGE IN ISRAEL MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

        Many of our employees earn the minimum wage payable under law. The current minimum monthly wage is approximately NIS 3,300. Recently, the leader of a major opposition party in Israel has advocated increasing the minimum wage. An increase in the minimum wage will increase our labor costs, and unless we can obtain alternative labor in lower cost locations, this increase could adversely affect our operating results.

        WE ARE SUBJECT TO VARIOUS RISKS RELATING TO OPERATIONS IN ISRAEL

        We are incorporated under the laws of, and our main offices and manufacturing facilities are located in, the State of Israel. We are directly influenced by the political, economic and security conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our operations. Since October 2000, there has been a deterioration in the relationship between Israel and the Palestinians which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. We cannot assure that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or our business.

        Generally, all male adult citizens and permanent residents of Israel under the age of 54, unless exempt, are obligated to perform up to 36 days of annual military reserve duty. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. No assessment can be made as to the full impact of such requirements on our workforce or business if conditions in Israel should change, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on us.

        During 2004, a general strike at Israel's ports caused a shortage of raw materials and resulted in a loss of sales to the Company of approximately $2.5 million. This shortage also resulted in a decrease in production volume and an increase in operating costs, which affected our ability to achieve greater operating efficiencies. Although Israel's Ministry of Finance, the Histadrut (General Federation of Labor in Israel), and the Israel Ports Authority signed an agreement in February 2005 which is intended to ensure five (5) years without labor strikes, a further strike or labor disruption at Israel's ports may occur and have an adverse effect on us or our business.

        USE OF PROCEEDS

        The net proceeds that we will receive from this offering are estimated to be (i) NIS 42,679 thousand in the event ordinary shares and Options Certificates (Series 1) are issued in accordance with Alternative A, (ii) NIS 64,313 thousand in the event ordinary shares and Options Certificates (Series 1) are issued in accordance with Alternative B, and (iii) NIS 85,947 thousand in the event ordinary shares are issued in accordance with Alternative C, in each case after deduction of the underwriters' fees and commissions and the estimated expenses of the offering.

                                     * * * *

        The estimated net proceeds described above does not take into account any proceeds we may receive in connection with any exercise of the Option Certificates (Series 1).

        We intend to use the net proceeds from this offering for working capital, general corporate purposes, investments or acquisitions, as we shall determine from time to time. Pending our doing so, we intend to use the net proceeds to reduce our short-term bank credit. We believe that the proceeds from the offering will provide us with more financial flexibility.

        The interest rate on the indebtedness that we intend to reduce range from LIBOR plus 1.5% to LIBOR plus 2.0%. Our short-term bank credit, which is used for general corporate purposes, expires at various times within one year.

        DELIVERY OF NOTICE TO EXERCISE ALBAHEALTH OPTION

        On December 22, 2005, we, through our subsidiary, Alba, delivered a notice of exercise to AlbaHealth and the other parties to the Put Option Agreement, pursuant to which we were granted an option to require AlbaHealth to purchase our ownership interest in AlbaHealth. Under the terms of the Put Option Agreement, the net proceeds payable to us from the sale of the interest are expected to be approximately $11.9 million in cash payable over three years, subject to the satisfaction of the conditions set forth below, and we expect to record a loss of approximately $6.5 million in the fourth quarter of 2005, most of which is non-cash.

        Upon completion of the transaction, we will cease to consolidate the financial statements of AlbaHealth, which include net debt of approximately $9.4 million. AlbaHealth generated 19.7% of our total consolidated sales in 2002, 23.5% of our total consolidated sales in 2003, 18.7% of our total consolidated sales in 2004 and 16.7% of our total consolidated sales in the first nine months of 2005. AlbaHealth's largest customer, Cardinal Healthcare, accounted for approximately 8.8% of our total sales in 2002, 10.9% of our total sales in 2003, 9.2% of our total sales in 2004 and 8.4% of our total sales in the first nine months of 2005.

        Upon completion of the transaction, we will fully utilize our aggregate available carry forward tax losses of approximately $18 million, which could have been utilized to offset against future taxable profits in the United States.

        CONDITIONS TO CLOSING OF PURCHASE OF TEFRON'S OWNERSHIP INTEREST IN ALBAHEALTH

        AlbaHealth's obligation to purchase our ownership interest, and the receipt of payment by us for our interest, are subject to the satisfaction of the following conditions: (i) after giving effect to the initial payment to us on account of our exercise of the option (the "Initial Put Payment"), the fair value of AlbaHealth's assets exceeds all of its liabilities (subject to certain exceptions); (ii) both before and after giving effect to a payment of the consideration to be paid to us on account of our exercise of the option, there shall not have occurred or be continuing any default or event of default under the AlbaHealth credit agreement and (iii) financing in an amount sufficient to fund the Initial Put Payment shall be available (provided that no more than 30% of the outstanding principal amount of AlbaHealth's bank debt, inclusive of any new debt to be incurred by AlbaHealth to fund the Initial Put Payment, shall be subject to interest rates in excess of LIBOR plus 4.5%). There is no assurance that these conditions will be satisfied. If they are not satisfied, the option exercise period under the option agreement will be extended accordingly.

        Under the terms of the Put Option Agreement, while AlbaHealth is unable to satisfy the conditions of its obligation to purchase our ownership interest, AlbaHealth shall be prohibited from making any payments or other distributions of cash or cash equivalents to any of its members, other than tax distributions to members in respect of tax obligations of such members as a result of their ownership of membership interests in AlbaHealth, or the put consideration. Under the terms of an existing agreement, our subsidiary, Alba, provides certain management services to AlbaHealth in return for a current annual fee of approximately $832,000. While AlbaHealth is unable to satisfy the conditions of its obligation to purchase our ownership interest, Alba will no longer receive these management fees from AlbaHealth.

        APPLICATION OF PROCEEDS FROM EXERCISE OF ALBAHEALTH OPTION

                PROCEEDS TO BE USED TO PAY BANK LOAN

        Pursuant to an Obligation Letter, dated April 22, 2004, Tefron, Hi-Tex and Alba undertook to Bank Hapoalim B.M. and Israel Discount Bank Ltd. that if and when our subsidiary, Alba, either (i) exercises its right under its Put Option Agreement with AlbaHealth, Encompass Group, L.L.C. and General Electric Capital Corporation ("GECC"), to require AlbaHealth to purchase all of Alba's ownership interest in AlbaHealth or (ii) otherwise sells its interest in AlbaHealth, then 50% of the net proceeds from such sale would be paid to Bank Hapoalim B.M. and Israel Discount Bank Ltd. on account of their loans to Tefron, Hi -Tex and Alba.

                PROCEEDS TO GE CAPITAL CORPORATION

        Pursuant to an amendment to the Put Option Agreement, dated December 13, 2004 (the "Put Option Amendment"), AlbaHealth and GECC agreed that in the event Alba delivered a "Put Notice" between July 1, 2005 and December 31, 2005, then for purposes of determining the fair value of AlbaHealth, AlbaHealth's EBITDA will be deemed to be not less than US$6,434,000, which provided a floor price for the consideration to be paid to Alba. Pursuant to an agreement with GECC, we agreed to pay GECC an amount in order that it would benefit from this floor price as well (calculated as the amount, if any, by which the put consideration paid to GECC under the Put Option Agreement is less than it would have been had GECC's put consideration also been calculated in the manner as set forth in the Put Option Amendment). We agreed to pay this amount to GECC only in the event that (i) Alba receives put consideration from AlbaHealth and (ii) GECC delivers its own exercise notice within 30 days of the receipt of Alba's exercise notice. The maximum amount payable by us under this agreement with GECC is approximately $370,000.

        ADDITIONAL INFORMATION REGARDING FINANCING FACILITIES

LOAN FACILITIES

        ALBAHEALTH CREDIT AGREEMENT, INCLUDING RECENT AMENDMENT

        In October 2005, our subsidiary, AlbaHealth, entered into an amendment to its credit facility with GE Capital. Under this amendment, the balance of the term loan facility now amortizes as follows: (A) four (4) consecutive quarterly installments on the first day of January, April, July and October, from January 1, 2006 through October 1, 2006, each in the amount of $312,500, and (B) three
(3) consecutive quarterly installments on January 1, 2007, April 1, 2007 and July 1, 2007, each in the amount of $375,000. The final installment will be due on September 6, 2007 and be in the amount of $4,375,000 or, if different, the remaining principal balance of the term loan.

        In addition, according to the amended terms, the interest on the revolving credit facility and the term loan facility shall be paid, at the election of AlbaHealth, at one of the following rates:

        o a floating rate equal to the higher of (i) a base rate quoted by 75% of the largest banks in the U.S. and (ii) the federal funds rate plus 50 basis points, in each case plus a margin per annum of 1.5%; or
        o       the LIBOR rate plus a margin per annum initially of 2.75%.

        We have delivered a notice to exercise our option to require AlbaHealth to purchase our ownership interest in AlbaHealth. See section 1.12 above, "Delivery of Notice to Exercise AlbaHealth Option."

        OTHER EXISTING LONG TERM LOAN FACILITIES

        In addition, the Company is party to a loan agreement dated October 12, 2004, with Israel Discount Bank Ltd. providing for a term loan of $450,000 at an interest rate of LIBOR plus 1.5% (interest payable monthly) until maturity in December 2006. The loan agreement provides Israel Discount Bank with the option at any time during the term of the loan to convert all or any portion of the unpaid principal amount of the loan into up to 75,000 Tefron ordinary shares at a price of $6 per share.

        These long-term loans are in addition to the long-term facility of our wholly owned subsidiary, Alba (now called Tefron USA Inc.) with Bank Hapoalim B.M. and Israel Discount Bank of New York entered into in connection with the acquisition of Alba, in the outstanding amount of $25.6 million payable in 32 quarterly installments commencing March 15, 2005 through December 15, 2012. The principal balance of this loan as of September 30, 2005 was approximately $23.2 million. The term loan facility bears interest of LIBOR plus 2%, and the related short-term revolving credit facility, in the amount of $6 million, bears interest at LIBOR plus 1.50%.

        These long-term loans are also in addition to the long-term loan facilities between us and Bank Hapoalim B.M. and Israel Discount Bank Ltd. in the aggregate outstanding amount of $21.8 million payable in 32 quarterly installments commencing March 31, 2005 and terminating on December 31, 2012. The principal balance of this loan as of September 30, 2005 was approximately $19.8 million. These loans bear interest of LIBOR plus 2%, and the related short-term loans in the amount of $10.2 million bear interest at LIBOR plus 1.50%.

        INTEREST ON SHORT-TERM LOANS

        Our short-term loans bear interest at LIBOR plus 1.5% to LIBOR plus
3.0%.

        For more information about our long-term and short-term loan obligations, please see "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources" and "Item 10. Additional Information - 10C. Material Contracts" in our 2004 20-F.

EQUITY LINE OF CREDIT

        On March 9, 2004, we entered into an equity line credit facility with Brittany Capital Management Ltd. ("Brittany"), an entity advised by Southridge Capital Management LLC . Under the agreement, we have an option to call funds of up to the lesser of $15 million or 2,470,021 Ordinary Shares (19.9% of our outstanding share capital on the day we signed the agreement) over a three-year period expiring at the end of October, 2007. Under the financing facility, we are entitled to issue shares to Brittany from time to time, at our own election, subject to certain minimum and maximum limitations, but in no event will Brittany be obligated to own more than 4.99% of our ordinary shares at any one time. The price to be paid by Brittany will be at a discount of 6% to the market price of our ordinary shares (as calculated under the agreement) during a period prior to the issuance of the shares. The "market price" under the agreement is calculated to be the average of the lowest closing prices for any four trading days (not necessarily consecutive) during the ten trading day period immediately following the date on which we deliver a written notice to Brittany setting forth the dollar amount with respect to which we will require Brittany to purchase our Ordinary Shares.

        Before drawing on the equity line, we must satisfy certain closing conditions. We have filed a registration statement relating to the shares to be issued to Brittany and such registration statement has been declared effective by the SEC. In addition, under our agreement with Norfet, Limited Partnership, we require the consent of Norfet for the issuance of shares under an equity line of credit if such issuance is at a price of less than $4.6 per share unless the issuance is required in order for us to satisfy covenants relating to shareholders equity under company loan agreements or to satisfy certain NYSE listing requirements. Notwithstanding the foregoing, the issuance under the equity line of an aggregate sum of more than 12% of our issued capital will also require the consent of Norfet.

        To date, we have elected not to draw on our equity line. To the extent we draw on the equity line, we expect that we will apply any proceeds from the equity line credit facility for investments in equipment and for working capital.

        RELATED PARTY TRANSACTIONS

        The following discussion includes summaries of the significant terms of various agreements and transactions. Because these are summaries, they are qualified by reference to the actual agreements, which are attached as exhibits to our 2004 20-F.

        The Companies Law requires that certain related party transactions be approved as provided for in a company's articles of association and, in certain circumstances, by a company's audit committee or its shareholders. Our Audit Committee is responsible for reviewing potential conflicts of interest situations where appropriate.

RELATIONSHIPS AND TRANSACTIONS WITH NORFET

        Norfet is an Israeli limited partnership that as of November 30, 2005, owned 5,663,085 Ordinary Shares, which represented approximately 31.5% of Tefron's outstanding Ordinary Shares. Norfet is wholly owned by (i) N.D.M.S. Ltd., a company wholly owned by FIMI Opportunity Fund, L.P., (ii) FIMI Israel Opportunity Fund, Limited Partnership and (iii) Migdal Insurance Company and Mivtach Shamir Holdings Ltd.

AGREEMENTS WITH FIMI/NORFET

        Pursuant to a Share Purchase Agreement, dated February 17, 2004, Tefron issued to Norfet in April 2004, 3,529,412 Tefron ordinary shares for a base price of $4.25 per share and a base aggregate consideration of $15 million. Norfet also acquired an additional 1,365,000 Tefron ordinary shares in the aggregate from Arwol and Macpell pursuant to a separate agreement. Immediately following the closing of these agreements, Norfet held 4,894,412, or approximately 28.8% of the outstanding share capital of Tefron, without taking into account Tefron ordinary shares held by a wholly owned subsidiary of Tefron. In April 2005, due to a purchase price adjustment agreed to with Norfet instead of the purchase price adjustment mechanism agreed to in the Share Purchase Agreement, Tefron issued to Norfet an additional 661,765 ordinary shares, and Arwol transferred 106,908 additional ordinary shares to Norfet.

        Under the Share Purchase Agreement, we also agreed to pay Norfet a management fee of approximately $172,000 plus VAT per annum until our first annual meeting in 2005 (which took place on June 28, 2005), and $120,000 plus VAT thereafter.

AGREEMENTS AMONG NORFET, MACPELL AND ARWOL

        Under an agreement among Norfet, Macpell and Arwol, the parties agreed to vote all of Tefron ordinary shares owned or controlled by each of them for the election to Tefron's Board of Directors of: (i) three members (of whom at least one will qualify as an "independent director" under the NYSE rules) plus, subject to applicable law - one external director, that shall be nominated by Norfet (one of whom shall be a woman), (ii) three members (of whom at least one will qualify as an independent director and a financial expert under the NYSE rules) plus, subject to applicable law, one external director, that shall be nominated by Arwol and Macpell, and (iii) Tefron's chief executive officer. Please see our 2004 20-F in "Item 10. Additional Information- 10C. Material Contracts - FIMI Agreements" for a more complete description of this agreement.

        The Company, Norfet, Arwol and Macpell, together with Leber Partners L.P., are also party to a Registration Rights Agreement, dated April 22, 2004, which replaced the previous Registration Rights Agreements to which some of the Company and certain of these shareholders had been a party. Under the terms of the agreement, one or more of the shareholders party to the agreement (the "Principal Holders") holding in the aggregate at least 25% of the shares held by the Principal Holders, may request that the Company register under the U.S. Securities Act of 1933, as amended (the "Securities Act"), a minimum of 5% of the share capital of the Company then outstanding (but not less than 500,000 Ordinary Shares of the Company). Leber Partners also has the right to request a registration of all, but not less than all, of the ordinary shares then held by it, but in any event not less than 500,000 ordinary shares. If the Principal Holders intend to distribute the ordinary shares by means of an underwriting, the underwriter will be selected by the Company and be reasonably acceptable to Principal Holders of a majority of the ordinary shares to be registered. Under certain conditions, the Company may defer registering such ordinary shares for a period not exceeding 180 days. In addition, the Company would have no obligation to register these shares pursuant to requests once it has effected three effective registrations pursuant to requests of Principal Holders.

        The Principal Holders also have the right, once every 18 months, to request a registration on Form F-3 (short form registration statement) when the aggregate net proceeds from the sale of such holders' securities are at least $3,000,000. In addition, the Principal Holders also have certain rights to register their ordinary shares for sale at the time the Company registers for its own account any of its securities in connection with a public offering for cash (called "piggyback registration").

        Under the agreement, the first $50,000 of expenses in connection with registrations made at the request of one or more Principal Holders will be borne by the Company, and all expenses in excess of $50,000 will be divided equally between the Company, on the one hand, and the selling shareholders, on the other hand. All expenses incurred in connection with "piggyback registrations" will be borne by the Company, other than underwriting discounts and commissions and other fees relating to the ordinary shares to be sold for the account of the Principal Holders.

        On November 29, 2005, the Securities and Exchange Commission declared effective a Registration Statement on Form F-3 covering the resale of 11,521,259 ordinary shares held by the Principal Holders.

RELATIONSHIPS AND TRANSACTIONS WITH MACPELL

        As of November 30, 2005, Macpell owned 3,700,810 Ordinary Shares, which represented approximately 20.6% of Tefron's outstanding Ordinary Shares. Macpell is mainly a holding company that owns various companies, including Tefron and a partnership that mainly trades in various clothing and apparel products. Macpell was also engaged in the construction of industrial buildings mainly intended for the use of the Macpell group.

        As of November 15, 2005, Arwol Holdings Ltd., an Israeli company wholly-owned by Arie Wolfson, one of our directors; Riza Holdings Ltd., an Israeli company wholly-owned by Sigi Rabinowicz; and Condo Overseas Inc., a Panamanian company wholly-owned by Avi Ruimi, a former Director of Tefron, held approximately 78.6% of Macpell's shares in the aggregate. The ordinary shares of Macpell are listed and traded on the Tel Aviv Stock Exchange.

        MACPELL SHAREHOLDERS' AGREEMENT

        Arwol Holdings Ltd., Riza Holdings Ltd. and Condo Overseas Inc. are parties to the Macpell Shareholders' Agreement. The agreement provides, among other things, that subject to the agreement of the shareholders in Tefron, the distribution of the directors on Tefron's Board will reflect the direct and indirect holdings in Tefron (including through Macpell) of the parties to the agreement, subject to certain exceptions. For more information about this agreement, please see "Item 7. Major Shareholders and Related Party Transactions
- 7B. Related Party Transaction" of our 2004 20-F.

        AGREEMENT WITH ARIE WOLFSON

        We are party to a consulting and management services agreement with Mr. Arie Wolfson, one of our directors and, as of November 15, 2005, an indirect holder of 27.8% of Macpell, and with a company controlled by him. For more information about this agreement, please see "Item 6. Directors, Senior Management and Employees - 6B. Compensation" on our 2004 20-F.

        RELATIONSHIPS BETWEEN SIGI RABINOWICZ AND SUPPLIERS

        We have recently learned that Sigi Rabinowicz, our former president, who also owns a significant interest in Macpell (see Section 1.15 "Major Shareholders") began to serve as an agent of some of the suppliers from whom we regularly purchase materials, and hence may be paid a commission with respect to such purchases. We believe that all of these transactions are conducted at arms-length and in the ordinary course of business.

        LEASE ARRANGEMENT

        On August 12, 1997, we entered into an agreement to lease until 2011 approximately 143,000 square feet of industrial space in a facility (the Hi-Tex 1 facility) adjacent to its current facilities in Segev from a wholly-owned subsidiary of Macpell for a current monthly rent of approximately $73,000. The first rental payment was made upon entrance into the facility on October 1, 1999. On December 21, 1998, we entered into an agreement to lease until 2012 approximately 180,000 square feet of industrial space in a second facility (the Hi-Tex 2 facility) adjacent to our existing facilities in Segev from a wholly-owned subsidiary of Macpell for a monthly rent of approximately $89,000. The first rental payment was made upon entrance into the facility on March 1, 2000. We conduct our Hi-Tex manufacturing operations in these facilities. In Segev, we also lease from Macpell's subsidiary, according to an agreement we entered into on August 16, 1995, a 83,000 square foot facility under a lease that expires in 2006 for a monthly rent of approximately $48,000 and according to an agreement we entered into on December 10, 1999 - a 65,000 square foot warehouse under a lease that expires in 2012 for a monthly rent of approximately $28,000. The rent payable under these leases is 50% linked to the Israeli and U.S. consumer product index and 50% to the exchange rate between the NIS and the dollar. These agreements provide for a 5% increase in monthly rent every 3-5 years. According to the terms of the lease agreements, we pay the property insurance premiums on these facilities. There has been adebate whether these agreements were approved as required by the Companies Law. We are considering our course of action in this matter. We have had discussions with Macpell in an effort to reduce our annual payments under these lease agreements. We cannot assure that we will be successful in this effort to reduce our annual payments.

        All of these facilities are subject to a long-term lease agreement between Macpell's subsidiary and the Israel Land Authority. Under the terms of such lease agreement, Macpell's affiliate was granted a 49-year lease over such property.

        PURCHASES BY MACPELL FROM TEFRON

        An affiliate of Macpell purchases from us various products and sells them in the local Israeli market and abroad. In 2002, our sales to this affiliate were approximately $1 million, in 2003 approximately $1.2 million, in 2004 approximately $0.8 million and in the first nine months of 2005 approximately $24 thousands. We believe that the prices of the products sold to Macpell were no less favorable than those were available to us from unaffiliated third parties. See Note 16 of the Notes to the Consolidated Financial Statements.

        MACRO SHARE PURCHASE AGREEMENT

        On March 24, 2003, we entered into a share purchase agreement with Macpell, and with Mr. Ron Grundland, pursuant to which we agreed to acquire 100% of the outstanding ordinary shares of Macro Clothing Ltd., upon the satisfaction of certain conditions, in consideration for the assumption by Tefron of certain guarantees granted by the sellers in favor of Macro in the aggregate amount of approximately $530,000, subject to adjustments. Pursuant to the terms of the agreement, Macpell agreed to pay to us the amount of $300,000 to assume Macpell's guarantees to the bank. In addition, Macpell agreed to assign to us its rights to a loan to Macro in the amount of approximately NIS 2.4 million. Macro manufactures, markets and sells of swimsuits and beachwear.


        ADDITIONAL INFORMATION

        The Company is authorized to issue 49,995,500 Ordinary Shares, par value NIS 1.0 per share, and 4,500 Deferred Shares, par value NIS 1.0 per share. As of September 30, 2005, 17,972,381 Ordinary Shares and no Deferred Shares were outstanding, and as of November 30, 2005, there were outstanding 17,991,976 Ordinary Shares and no outstanding Deferred Shares.

These shares do not include 997,400 Ordinary Shares held by a subsidiary of the Company. All outstanding Ordinary Shares are validly issued, fully paid and nonassessable.

        As of November 30, 2005, we also have outstanding 2,498,054 options issued to directors, officers, employees and consultants to purchase ordinary shares under our 1997 Share Option Plan as follows:

          NUMBER OF OPTIONS    EXERCISE PRICE PER SHARE    EXPIRATION DATE
          -----------------    ------------------------    ---------------

              1,018,887                 $3.500              Oct. 2011 - July
                                                            2013

               300,000                  $3.563              January 2011

               15, 000                  $3.590              August 2012

               10,000                   $3.680              January 2014

               650,000                  $4.250              April 2014

               11,667                   $4.310              January 2014

               115,000                  $5.820              May 2015

               35,000                   $5.850              August 2015

               60,000                   $7.630              November 2015

               123,500                  $8.125              April 2009

               100,000                  $9.500              May 2009

               59,000                   $15.00              June 2010

        In addition, pursuant to a loan agreement dated October 12, 2004, the Israel Discount Bank Ltd. has an option, terminating on December 2006, to convert all or any portion of the unpaid principal amount of its $450,000 loan to the Company into up to 75,000 Tefron ordinary shares at a price of $6 per share.

HISTORY OF SHARE CAPITAL

        The following is a summary of the changes in Tefron's share capital in the last three years preceding the date of this prospectus.

        On March 31, 2004, the shareholders of Tefron approved Purchase Agreement between Tefron and Norfet, including the issuance of shares to Norfet. Under this agreement, Tefron issued to Norfet in April 2004 an aggregate of 3,529,412 Tefron Ordinary Shares for a base price of $4.25 per share and a base aggregate consideration of $15 million.

        On April 22, 2004, Tefron issued to Leber Partners, L.P., a group of investors represented by Mr. Zvi Limon, 1,075,269 million Ordinary Shares at a base price of $4.65 per share, and a base aggregate consideration of $5 million.

        On April 5, 2005, due to a purchase price adjustment agreed to with Norfet and Leber, instead of the purchase price adjustment mechanisms agreed to in the share purchase agreements with those parties, Tefron issued to Norfet an additional 661,765 Ordinary Shares and issued to Leber an additional 201,613 Ordinary Shares.

        Since January 1, 2005, Tefron has also issued ordinary shares as a result of exercise of options granted to employees and directors.

        LEGAL PROCEEDINGS

        In the last few months there have been several meetings and conversations between the Company and a former employee who had been imprisoned in Egypt for several years. The former employee and his family demand that the Company pay them compensation for his imprisonment in a yet unknown amount. The Company has asked the former employee to submit the amount demanded and the bases for such demand.

        There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which we or any of our subsidiaries or which any of its properties are subject.

        EXEMPTION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

EXEMPTION OF OFFICE HOLDERS

        The Israeli Companies Law of 1999 provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions), provided the articles of association of the company allow it to do so. Our articles of association allow us to do so.

OFFICE HOLDER INSURANCE

        Our Articles of Association provide that subject to any restrictions imposed by the Companies Law, we may enter into a contract for the insurance of the liability of any of our directors and office holders with respect to:

        o       a breach of his duty of care to us or to another person;

        o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

        o a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

        We have obtained directors' and officers' liability insurance covering our officers and directors and those of our subsidiaries for claims arising from wrongful acts they committed in their capacity as an officer or a director. The total aggregate insurance may not exceed the higher of $15 million or an amount equal to 25% of Tefron's capital.

INDEMNIFICATION OF OFFICE HOLDERS

        Our Articles of Association also include the following provisions:

        o a provision authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events that the board of directors deems to be anticipated and limited to an amount determined by the board of directors to be reasonable under the circumstances;

        o a provision authorizing us to retroactively indemnify an office holder;

        o a provision authorizing us to indemnify an office holder against a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder;

        o a provision authorizing us to indemnify an office holder against reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institute against him, or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder; and

        o a provision stating that our articles shall not limit us in any way from entering into a contract for the insurance, or the granting of exemptions or indemnification, to the extent that the insurance, exemption or indemnification are not forbidden by any applicable law.

        The Companies Law was recently amended to also permit indemnification of reasonable litigation expenses, including attorneys' fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (i) concluded without the imposition of any financial liability in lieu of criminal proceedings or (ii) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

        The recent amendment to the Companies Law also provides that an undertaking by a company to indemnify an office holder must be limited to events which its board of directors deems to be foreseeable in light of the company's actual operations at the time of the undertaking and limited to a sum or criterion that the board of directors determines to be reasonable under the circumstances, and the undertaking must delineate those events and such sum or criterion which the board determined to be reasonable. This amendment to the Companies Law imposes these conditions only on undertakings to indemnify an office holder for financial liabilities imposed by judgments but not for litigation expenses.

LIMITATION ON EXEMPTION, INSURANCE AND INDEMNIFICATION

        The Companies Law provides that a company may not exempt an office holder from liability for, indemnify an office holder for, or enter into an insurance contract that would provide coverage for, any monetary liability incurred as a result of any of the following:

        o a breach by the office holder of his duty of loyalty; provided that a company may indemnify an office holder for, or enter into an insurance contract that would provide coverage for, any monetary liability incurred as a result of a breach by the office holder of his duty of loyalty in the event the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

        o a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences;

        o any act or omission done with the intent to derive an illegal personal benefit; or

        o any fine levied against the office holder as a result of a criminal offense.

REQUIRED APPROVALS

        In addition, pursuant to the Companies Law, indemnification of and procurement of insurance coverage for our office holders must be approved by its audit committee and board of directors and, for indemnification and insurance for directors and controlling shareholders, also by its shareholders.

INDEMNIFICATION AND EXEMPTION LETTERS

        We have granted indemnification and exemption letters to our directors and officers. The aggregate amount of the indemnification under such letters may not exceed the higher of (i) US$5 million or (ii) the sum of all insurance proceeds received by the Company from time to time within the scope any company officers' insurance, in either case plus 25% of Tefron's shareholders' equity as stated in our consolidated financial statements for the year ended December 31, 2001 (and adjusted from time to time in accordance to the increase of the CPI since that date).

        Under the indemnification and exemption letters, we agreed to indemnify these directors and officers, in connection with the following issues, among others:

        o Acts with regard to investments (whether or not implemented) performed by the Company, its subsidiaries or affiliates (whether before or after the investment is made);.

        o The offering of securities, including public and private offerings;

        o       A credit, sale or purchase of assets or liabilities transaction;

        o The filing of a report or announcement required by the Israeli Companies Law, Israeli Securities Law and related regulations or by any similar law or regulation;

        o       Acts relating to employment of employees.

        o Civil or criminal actions within the ordinary course of business of the Company, extraordinary transaction of the Company.

        o Acts or decisions in connection with drafting or approval of financial statements, business plans or forecasts in connection with the Company, a subsidiary or an affiliate; and

        o Derivate or class actions in connection with the Company, a subsidiary or an affiliate.

        We agreed to indemnify our directors and officers for reasonable litigation expenses, including legal fees, in proceedings the Company or any other company institute against him or instituted on their behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require finding of criminal intent. We further agreed to exempt in advance these directors and officers from any liability towards us with respect to any damage that will be caused to the Company by its directors and officers if such damage is caused due to a breach of the duty of care towards the Company;

provided however that the action was taken in good faith and in their capacity as directors and officers of the Company.

        RECENT SALES OF UNREGISTERED SECURITIES

        During the past three years, we issued securities without registration under the Securities Act of 1933 as follows:

        In February 2004, we entered into a Share Purchase Agreement with Norfet. Under this agreement, we issued to Norfet in April 2004 an aggregate of 3,529,412 Tefron Ordinary Shares for a base price of $4.25 per share and a base aggregate consideration of $15 million. On April 5, 2005, due to a purchase price adjustment agreed to with Norfet instead of the purchase price adjustment mechanism agreed to in the Share Purchase Agreement, Tefron issued to Norfet an additional 661,765 Ordinary Shares. We believe that these issuances of our Ordinary Shares were exempt from registration under the Securities Act because they were made pursuant to exemptions from registration provided under Section 4(2) of the Securities Act.

        Pursuant to a Share Purchase Agreement, dated as of March 3, 2004, with Leber Partners, L.P., a group of investors represented by Mr. Zvi Limon, we issued, on April 22, 2004, 1,075,269 Ordinary Shares at a base price of $4.65 per share, and a base aggregate consideration of $5 million. On April 5, 2005, due to a purchase price adjustment agreed to with Leber instead of the purchase price adjustment mechanism agreed to in the Share Purchase Agreement, Tefron issued to Leber an additional 201,613 Ordinary Shares. We believe that these issuances of our Ordinary Shares were exempt from registration under the Securities Act because they were made pursuant to exemptions from registration provided under Section 4(2) of the Securities Act.

        No underwriter or underwriting discount or commission was involved in any of the transactions set forth in this section.

        DIRECTORS

        The directors of the Company are listed below. The following information supplied with respect to each director is based upon the records of the Company and information furnished to it by the directors.

        NAME                       AGE      CURRENT POSITION WITH COMPANY
        Ishay Davidi ..........     43      Chairman of thE BOARD
        Yosef Shiran ..........     43      Chief Executive Officer and Director
        Arie Wolfson...........     43      Director
        Meir Shamir ...........     53      Director
        Micha Korman ..........     50      Director
        Shirith Kasher ........     38      Director
        Avi Zigelman...........     49      Director
        Arie Arieli ...........     53      External Director
        Yacov Elinav...........     60      External Director

        ISHAY DAVIDI has served as Chairman of the Board of Directors since November 2005 and served as a director of the Company since June 2005. Mr. Davidi serves as a CEO of each of First Israel Mezzanine Investors Ltd. and FIMI 2001 Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a chairman of Tadir (Precision Products) 1993 Ltd, and as a director at Lipman Electronic Engineering Ltd, Caesarea Creation Industries Ltd, Medtechnica Ltd, Tedea Development & Automation Ltd, TAT Technologies Ltd and Formula Systems, Ltd. Mr. Davidi was also the former CEO of the Tikvah

VC Fund. Mr. Davidi holds a B.Sc in Industrial and Management Engineering from Tel Aviv University and an MBA from Bar Ilan University.

        YOSEF SHIRAN has served as Chief Executive Officer and a Director of Tefron since January 2001. Prior to joining Tefron, Mr. Shiran was the general manager of Technoplast Industries, an injection molding and extrusion company, from 1995 to 2000. Mr. Shiran has over 14 years of management experience. Mr. Shiran holds a B.Sc. degree in Industrial Engineering from Ben-Gurion University and a masters degree in Business Administration from Bar Ilan University.

        ARIE WOLFSON joined Tefron in 1987 and served as Chairman of the Board of Directors from August 2002 until November 2005. He also served as Chairman of the Board of Directors from 1997 to 2000, and as President from 1993 to 2000. Mr. Wolfson served as Chief Financial Officer from 1988 to 1990 and Assistant to the Chief Executive Officer from 1990 to 1993. Mr. Wolfson has also served as Chairman of Macpell Industries Ltd., a principal shareholder in Tefron, since 1998 and served as Chief Executive Officer of Macpell from 1998 until March 2003. Mr. Wolfson is a graduate of High Talmudical Colleges in the United States and in Israel.

        MEIR SHAMIR was elected as a director of the Company on March 31, 2004 and has been the Chairman of Mivtach Shamir Holdings Ltd., an investment company traded on the Tel-Aviv Stock Exchange, since 1992. Mr. Shamir also serves as a director of each of the following companies, as well as of other private companies: Lipman Electronic Engineering Ltd, a manufacturer of electronic clearance systems; Wizcom Technologies Ltd. which is engaged in the field of electronics and is traded on the Deutsche Borse A.G.; Digal Investments and Holdings Ltd, a real estate holding company traded on the Tel-Aviv Stock Exchange.

        MICHA KORMAN has served as a director of the Company since October 2002. Mr. Korman leads the recovery and rehabilitation process for companies. Mr. Korman held various senior management positions in the Company from 1991 until 2003. From October 2000, he served as the Executive Vice President of the Company. Prior to that, Mr. Korman was Chief Financial Officer of the Company from 1991 to September 2000. Prior to joining the Company, Mr. Korman held various senior financial and management positions with companies in the hi-tech, beverage and food and communication industries. Mr. Korman holds a Bachelor's degree in Economics and Business Administration from Bar-Ilan University.

        SHIRITH KASHER was elected as a director of the Company on March 31, 2004 and is the CEO of Shefa Yamim Finance Ltd. From 2001 to March 31, 2005, Ms. Kasher was the General Counsel and Secretary of The Israel Phoenix Assurance Company Ltd. and the General Counsel of Atara Investment Company Ltd. and Atara Technology Ventures Limited (both from the Phoenix Group) . From 1997 to 2000, Ms. Kasher worked at S. Horowitz & Co., first as an Articled Clerk and then as an Advocate. Ms. Kasher holds a B.Sc. and an LLB, from Tel Aviv University and is admitted to practice law in Israel.

        AVI ZIGELMAN was elected as a director of the Company on June 28, 2005 Mr. Zigelman is a financial advisor and serves as a director in the following companies: Plastro Irrigation 1971 Ltd., Phoenix Gemel Ltd., Fox Vizel Ltd., DCL Technologies Ltd.,.Bram Industries Ltd and Abe Trans Ltd. Between 1996 and 2003 Mr. Zigelman served as a Partner, Head of Professional Practice Department of KPMG Somekh Chaikin accounting firm, and Mr. Zigelman holds an M.A. in Business Economics, specialization in Finance, with honors, B.A in Accounting and Economics, Economics with honors, and Post degree Accounting Studies, with honors, - all from Tel Aviv University. Mr. Zigelman is a Certified Public Accountant.

        ARIE ARIELI has served as an External Director of Tefron since July 2000. Since 1988, Mr. Arieli has been the legal counsel for the Israel Phoenix Insurance Company. Mr. Arieli has served as Director of the Public for Offer Commercial Centers Ltd. between 1993 and 1998 and is

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currently serving as an External Director for Amit Profitable Company for the
Management of Pensions and Compensation Ltd. and for Master-Bit, the Israeli Students Insurance Agency Ltd.

        YACOV ELINAV has served as an External Director of Tefron since 2004. Between 1991 and July 2003, Mr. Elinav was a member of the Board of Management of Bank Hapoalim B.M. Mr. Elinav also serves as Chairman of the Board of Diur B.P. Ltd. and as a Chairman of the Board of DS Securities Investment Ltd. and is a director of Mivnei Ta'asia Ltd., Middle East Tube Ltd. and other entities and is an external director of Office Textile Ltd. Mr. Elinav formerly served as a director of other prominent Israeli companies.

        QUALIFICATION OF DIRECTORS

        We are subject to the provisions of the Israeli Companies Law, 1999 which requires that we have at least two External Directors. Under a March 2005 amendment to the Companies Law, at least one of the External Directors is required to have Financial and Accounting Expertise and the other External Directors are required to have Professional Expertise. This amendment does not apply to External Directors who were appointed before January 19, 2006 (such as our External Directors). Recently, regulations have been promulgated in which the terms Financial and Accounting Expertise and Professional Expertise are defined. "Financial and Accounting Expertise" is generally defined to mean a person with high skill in understanding business accounting issues and financial statements due to his/her educational background, experience and qualification. "Professional Expertise" is generally defined to mean a person with an academic degree in one of a specified range of disciplines relevant to performance as a director or a person with five years' experience in a specified range of positions relevant to performance as a director.

        In addition, pursuant to regulations promulgated under the Israeli Companies Law, 1999, prior to April 19, 2006, our Board is required to determine the minimal number of board members that would be required to have Financial and Accounting Experience.

                                     * * * *



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